CHEMSPEC INTERNATIONAL LIMITED ANNOUNCES THIRD QUARTER 2010 UNAUDITED FINANCIAL RESULTS

SHANGHAI, November 12, 2010 -- Chemspec International Limited (NYSE: CPC; "Chemspec" or the "Company"), a leading China-based contract manufacturer of highly-engineered specialty chemicals, today announced its unaudited financial results1 for the third quarter ended September 30, 2010.

Third Quarter 2010 Financial Highlights
•	Total sales increased 53.7% from the third quarter of 2009[2] and 21.7% from the second quarter of 2010 to RMB 324.7 million (US$ 48.5 million), which was a new quarterly record for the Company.
•	Gross profit totaled RMB 123.4 million (US$ 18.5 million), an increase of 38.0% from the third quarter of 2009[2] and 25.0% from the second quarter of 2010.
•	Income from operations was RMB 85.9 million (US$ 12.8 million), an increase of 38.7% from the third quarter of 2009[2] and 23.4% from the second quarter of 2010.
•	Net income attributable to the Company’s shareholders was RMB 70.4 million (US$ 10.5 million), an increase of 34.6% from the third quarter of 2009[2] and 22.4% from the second quarter of 2010.
•
Basic and diluted earnings per ADS[3] were RMB 1.95 (US$ 0.29) and RMB 1.94 (US$ 0.29), respectively.  Both basic and diluted earnings per ADS were RMB 1.44 (US$ 0.22) in the third quarter of 2009[2] and RMB 1.59 (US$ 0.24) in the second quarter of 2010.

Dr. Jianhua Yang, Chairman and Chief Executive Officer of Chemspec, commented, “I am pleased to announce our third quarter financial results, which set a new record high in our Company’s history. These results reflect a continued upswing in demand in our end markets, particularly in the electronics sector where our highly engineered specialty chemical products are used. Our pharmaceutical business remained stable and we started to see a mild recovery in the agrochemical business. The improved performance in both revenue and gross margin during the period was mainly attributed to the strong growth in our electronics chemical business, an active realignment of customer inventory, and an effective shift in product mix.    Overall, we have experienced a strong recovery in our business over the first three quarters of this year and we expect to carry this momentum into the end of the year. Currently, we expect full fiscal year 2010 revenue to be approximately RMB 1,060 – 1,100 million, which represents growth of approximately 29% – 34% compared with fiscal year 2009.”

_________________________
1 Certain Renminbi (RMB) amounts in this press release have been translated into U.S. dollar (USD) solely for the convenience of the reader.  The conversion of RMB into USD in this release is based on the noon buying rate in the City of New York for cable transfers in RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2010, which was RMB 6.6905 to USD1.00.  The percentages stated are calculated based on RMB.
2 2009 financial data have been adjusted to reflect the retrospective adjustment of the Company’s financial data due to the acquisition of Jiangsu Kangpeng Nong Hua Limited on November 9, 2009. The transaction was considered a combination between entities under common control.
3 1 ADS=60 ordinary shares

Mr. Zixin Wang, Vice President of Finance, commented, “We are happy to report our strong financial results for the third quarter of 2010. While our inventories increased in absolute terms in the third quarter of 2010, primarily as a result of the increase in total sales, inventories as a percentage of total sales decreased compared with the second quarter of 2010. We attribute the decrease in inventories as a percentage of total sales to our continued efforts in managing our inventories efficiently. We have also been able to maintain fairly stable operating margins as a result of strict cost control measures over the past quarters. We expect to continue these efforts during the remainder of the year.”

Third Quarter 2010 Financial Results

Total Sales
During the three months ended September 30, 2010, the Company generated total sales of RMB 324.7 million (US$ 48.5 million), representing an increase of 53.7% from RMB 211.3 million in the third quarter of 2009 and an increase of 21.7% from RMB 266.8 million in the second quarter of 2010. We attribute the increase in sales primarily to strong demand in the electronics chemical market during the third quarter of 2010.

Gross Profit and Gross Margin
Gross profit was RMB 123.4 million (US$ 18.5 million), which was an increase of 38.0% from RMB 89.5 million in the third quarter of 2009 and 25.0% from RMB 98.7 million in the second quarter of 2010. Gross margin was 38.0% in the third quarter of 2010, compared with 42.3% in the third quarter of 2009 and 37.0% in the second quarter of 2010. The changes in gross margin from the same period last year and the previous quarter were mainly due to the shift in product mix and price adjustments for certain products.

Operating Expenses
Selling expenses and general and administrative (SG&A) expenses were RMB 23.0 million (US$ 3.4 million) during the third quarter of 2010, representing an increase of 18.1% from RMB 19.4 million in the third quarter of 2009 and an increase of 44.8% from RMB 15.9 million in the second quarter of 2010. The increase in SG&A expenses compared with the same period of 2009 was primarily due to an increase in depreciation expenses related to the Company’s new headquarters, and the payment of consulting fees related to Sarbanes–Oxley (SOX) compliance. The sequential increase was because the Company recognized a reversal in share-based compensation expenses in the second quarter of 2010 due to the forfeiture of options that were granted to former employees.

Research and development expenses increased by 113.2% to RMB 15.1 million (US$ 2.3 million) from RMB 7.1 million in the third quarter of 2009 and by 2.1% from RMB 14.8 million in the second quarter of 2010. The increase in R&D expenditures compared with the same period in 2009 was primarily due to higher material consumption as well as an increase in R&D headcount as the Company hired additional experienced scientists and engineers. Compared with the second quarter of 2010, R&D expenses remained stable.

Net income attributable to Chemspec International Limited shareholders
Net income attributable to Chemspec International Limited shareholders increased to RMB 70.4 million (US$ 10.5 million), a rise of 34.6% from RMB 52.3 million in the third quarter of 2009 and 22.4% from RMB 57.5 million in the second quarter of 2010. The increase in net income attributable to Chemspec International Limited shareholders was primarily due to the increase in sales.

Basic and diluted earnings per ADS were RMB 1.95 (US$ 0.29) and RMB 1.94 (US$ 0.29), respectively.  Both basic and diluted earnings per ADS were RMB 1.44 (US$ 0.22) in the third quarter of 2009 and RMB 1.59 (US$ 0.24) in the second quarter of 2010.

Cash Flows
As of September 30, 2010, the Company had RMB 145.3 million (US$ 21.7 million) of cash, compared with RMB 351.1 million as of December 31, 2009. Significant cash outflows for the nine-month period ended September 30, 2010 included capital expenditure payments of RMB 181.1 million (US$ 27.1 million) for the expansion of production facilities and the increase in inventory to RMB 439.5 million (US$ 65.7 million) from RMB 393.6 million at the end of second quarter of 2010. The higher inventory was due to a rise in the production and sales of more complex products, primarily for the electronics end-market.

Business Outlook
Overall, the Company experienced a strong recovery in business during the first three quarters of 2010 and management expects that revenue for fiscal year 2010 will be between RMB 1,060 and RMB 1,100 million, which represents an increase of approximately 29% – 34% compared with fiscal year 2009.

Conference Call Details

The Company will host a conference call and live webcast to discuss its third quarter financial results at 8:00 am Eastern Standard Time (9:00 pm Shanghai Time) on Friday, November 12, 2010.

The dial-in details for the live conference call are as follows:
- U.S. Toll Free Number:	+1-866-519-4004
- International Dial-in Number:	+65-6723-9381
- Mainland China Toll Free Number:	800-819-0121
- Mainland China Domestic Mobile:	400-620-8038
- Hong Kong Toll Free Number:	800-930-346
Conference ID:	CPC

A live and archived webcast of the conference call will be available on the Investor Relations section of Chemspec's website at http://www.chemspec.com.cn.

A telephone replay of the call will be available from 11:59 pm Eastern Standard Time on November 12, 2010 through 11:59 pm Eastern Standard Time on November 19, 2010.

The dial-in details for the replay are as follows:
- U.S. Toll Free Number:	+1-866-214-5335
- International Dial-in Number:	+61-2-8235-5000
Conference ID:	24110185

About Chemspec

Chemspec is a leading China-based contract manufacturer of highly engineered specialty chemicals, especially, the fluorinated specialty chemicals. In manufacturing specialty chemicals, Chemspec also provides process design and process development services, which enable efficient and rapid production of specialty chemicals that are incorporated into the products of Chemspec's end users. Chemspec's customers and end users include electronics, pharmaceutical and agrochemical companies. For more information, please visit www.chemspec.com.cn.

For further information, please contact:

Chemspec International Ltd.
In Shanghai
Carol Fang
Manager, Investor Relations
Tel: +86-21-63638108
Email: ir@chemspec.com.cn

Christensen
In New York
Kathy Li
Tel:   +1-212-618-1978
Email: kli@christensenir.com

In Hong Kong
Tip Fleming
Tel:   +852-9212-0684
Email: tfleming@christensenir.com

Chemspec International Limited
Unaudited Consolidated Balance Sheets

	December 31,	September 30,	September 30,
	2009	2010	2010
	RMB’000	RMB’000	USD’000

ASSETS
Current assets
Cash	351,097	145,280	21,714
Pledged bank deposits	37,919	74,795	11,179
Accounts receivable, net	94,154	112,994	16,889
Bills receivable	1,327	623	93
Inventories	271,434	439,511	65,692
Prepayment and other receivables	38,738	80,843	12,083
Amounts due from related parties	64	-	-
Deferred income tax assets	3,424	6,515	974
Total current assets	798,157	860,561	128,624
Property, plant and equipment, net	699,181	809,430	120,982
Land use rights	56,064	59,144	8,840
Intangible assets	839	757	113
Goodwill	7,446	7,446	1,113
Investment in an affiliate	13,296	12,943	1,935
Deferred income tax assets	300	-	-
Total assets	1,575,283	1,750,281	261,607

LIABILITIES AND EQUITY
Current liabilities
Bank borrowings	-	20,000	2,989
Accounts payable	81,870	161,085	24,077
Bills payable	49,738	55,323	8,269
Accrued expenses and other payables	183,266	129,609	19,372
Amounts due to related parties	23,659	8,559	1,279
Deferred income	-	14,044	2,099
Income taxes payable	1,298	8,368	1,251
Total current liabilities	339,831	396,988	59,336
Bank borrowings	10,000	5,000	747
Deferred income tax liabilities	18,056	20,744	3,101
Deferred income	15,136	2,585	386
Total liabilities	383,023	425,317	63,570
Equity
Chemspec International Limited shareholders' equity
Ordinary shares: Par value: HK$ 0.01; Authorized: 20,000,000,000 shares as of December 31, 2009 and September 30, 2010; Issued and outstanding: 2,167,620,000 shares as of December 31, 2009 and 2,169,624,240 shares as of September 30, 2010;	21,686	21,705	3,244
Additional paid-in capital	323,916	322,288	48,171
Statutory reserves	63,422	63,422	9,479
Accumulated other comprehensive income	6,803	5,538	828
Retained earnings	770,425	906,212	135,448
Total Chemspec International Limited shareholders' equity	1,186,252	1,319,165	197,170
Noncontrolling interests	6,008	5,799	867

Total equity	1,192,260	1,324,964	198,037
Total liabilities and equity	1,575,283	1,750,281	261,607

Chemspec International Limited
Unaudited Quarterly Consolidated Statements of Income

	Three-month periods ended
	September 30,	June 30,	September 30,	September 30,
	2009	2010	2010	2010
	RMB’000	RMB’000	RMB’000	USD’000
	(As adjusted)

Sales	211,305	266,831	324,692	48,530
Cost of sales	(121,848)	(168,101)	(201,248)	(30,080)
Gross profit	89,457	98,730	123,444	18,450
Selling expenses	(2,405)	(2,341)	(3,203)	(479)
General and administrative expenses	(17,044)	(13,521)	(19,767)	(2,954)
Research and development expenses	(7,074)	(14,765)	(15,080)	(2,254)
Other operating expenses	(1,297)	(623)	(121)	(18)
Other operating income	311	522	242	36
Government grants	11	1,618	400	60
Income from operations	61,959	69,620	85,915	12,841
Other income (expenses):
Interest income	467	339	532	80
Interest expense	(418)	-	-	-
Foreign currency exchange gain (loss), net	220	(994)	(1,625)	(243)
Equity in loss of an affiliate	(85)	(121)	(134)	(20)
Other income	376	165	45	7
Other expenses	-	(236)	-	-
Earnings before income taxes	62,519	68,773	84,733	12,665

Income tax expense	(11,427)	(10,663)	(14,210)	(2,124)
Net income	51,092	58,110	70,523	10541
Net (income) loss attributable to noncontrolling interests	1,200	(577)	(122)	(18)
Net income attributable to Chemspec International Limited shareholders	52,292	57,533	70,401	10,523

Basic earnings per share	RMB 0.02	RMB 0.03	RMB 0.03	USD 0.00

Diluted earnings per share	RMB 0.02	RMB 0.03	RMB 0.03	USD 0.00

Basic earnings per ADS	RMB 1.44	RMB 1.59	RMB 1.95	USD 0.29

Diluted earnings per ADS	RMB 1.44	RMB 1.59	RMB 1.94	USD 0.29

	Nine-month periods ended
	September 30,	September 30,	September 30,
	2009	2010	2010
	RMB’000	RMB’000	USD’000
	(As adjusted)

Sales	643,244	811,674	121,317
Cost of sales	(381,562)	(493,162)	(73,710)
Gross profit	261,682	318,512	47,607
Selling expenses	(8,428)	(8,047)	(1,203)
General and administrative expenses	(49,079)	(54,049)	(8,078)
Research and development expenses	(22,901)	(43,550)	(6,509)
Other operating expenses	(3,765)	(1,295)	(194)
Other operating income	717	1,273	190
Government grants	609	2,468	369
Income from operations	178,835	215,312	32,182
Other income (expenses):
Interest income	1,814	1,429	214
Interest expense	(1,841)	(80)	(12)
Foreign currency exchange loss, net	(2,192)	(2,666)	(399)
Equity in loss of an affiliate	(85)	(353)	(53)
Other income	428	258	39
Other expenses	-	(236)	(35)
Earnings before income taxes	176,959	213,664	31,936

Income tax expense	(35,588)	(32,591)	(4,871)
Net income	141,371	181,073	27,065
Net income attributable to noncontrolling interests	(4,009)	(826)	(124)
Net income attributable to Chemspec International Limited shareholders	137,362	180,247	26,941

Basic earnings per share	RMB 0.07	RMB 0.08	USD 0.01

Diluted earnings per share	RMB 0.07	RMB 0.08	USD 0.01

Basic earnings per ADS	RMB 4.25	RMB 4.98	USD 0.74

Diluted earnings per ADS	RMB 4.24	RMB 4.98	USD 0.74

Chemspec International Limited
Unaudited Consolidated Statements of Cash Flows

	Nine-month periods ended
	September 30,	September 30,	September 30,
	2009	2010	2010
	RMB’000	RMB’000	USD’000
	(As adjusted)
Cash flows from operating activities
Net income	141,371	181,073	27,064
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment	26,468	52,391	7,831
Amortization of land use rights	810	978	146
Amortization of intangible assets	81	82	12
Loss on disposal of property, plant and equipment	3,035	606	91
Equity in loss of an affiliate	85	353	53
Inventory writedowns	2,541	1,788	267
Gain on transfer of land use right to an affiliate	(290)	-	-
Unrealized foreign exchange (gain) loss, net	(200)	892	133
Share-based compensation	12,506	266	40
Deferred income tax expense (benefit)	7,409	(103)	(15)
Changes in operating assets and liabilities:
Pledged bank deposits related to purchase of inventory	5,317	(30,428)	(4,548)
Inventories	(29,934)	(169,865)	(25,389)
Accounts receivable	26,158	(19,662)	(2,939)
Bills receivable	(200)	704	105
Prepayment and other receivables	(9,466)	(34,527)	(5,161)
Accounts payable	10,353	79,215	11,840
Bills payable related to purchase of inventory	3,666	14,202	2,123
Accrued expenses and other payables	(4,192)	(12,860)	(1,922)
Deferred income	4,357	1,493	223
Income taxes payable	868	7,070	1,057
Net cash provided by operating activities	200,743	73,668	11,011

Cash flows from investing activities
Capital expenditures, including interest capitalized	(188,626)	(181,132)	(27,073)
Investment in an affiliate	(11,225)	-	-
Pledged bank deposit related to purchase of property, plant and equipment	(19,294)	(6,448)	(964)
Non-interest bearing advances repaid by related parties	2,500	64	10
Payments for land use rights	(3,121)	(4,058)	(607)
Net cash used in investing activities	(219,766)	(191,574)	(28,634)

Cash flows from financing activities
Capital contributions from noncontrolling shareholders	1,600	-	-
Cash distribution to noncontrolling shareholders	(2,500)	-	-
Dividends paid	-	(44,460)	(6,645)
Proceeds from issuance of ordinary shares	389,022	5,697	852
Issuance costs of ordinary shares upon IPO	(42,846)	(3,028)	(453)
Acquisition of additional equity interests in subsidiaries	-	(45,400)	(6,786)
Proceeds from short-term bank borrowings	15,000	20,000	2,989
Repayments of short-term bank borrowings	(75,000)	-	-
Proceeds from long-term bank borrowings	5,000	-	-
Repayments of long-term bank borrowings	-	(5,000)	(747)
Repurchase of ordinary shares	-	(5,807)	(868)
Deposit for purchase of ordinary shares		(7,578)	(1,133)
Proceeds from non-interest bearing borrowings from related parties	6,000	-	-
Repayments of non-interest bearing borrowings from related parties	(46,310)	(1,000)	(149)
Net cash provided by (used in) financing activities	249,966	(86,576)	(12,940)

Effect of foreign currency exchange rate changes on cash
	200	(1,335)	(200)
Net increase (decrease) in cash	231,143	(205,817)	(30,763)
Cash at beginning of period	180,602	351,097	52,477
Cash at end of period	411,745	145,280	21,714

Supplemental disclosures of cash flow information:
Income taxes paid	26,524	25,624	3,830
Interest paid, net of amounts capitalized	1,875	80	12
Noncash investing and financing activities:
Accrued IPO cost	6,900	-	-
Payable for purchase of property, plant and equipment	102,943	108,905	16,278
Payable for acquisition of Kangpeng Nong Hua	-	5,900	882
Bills payable for purchase of property, plant and equipment	4,771	19,488	2,913
Land use right contributed to an affiliate	1,957	-	-